[redacted]

14040027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEOFFREY RICHARDS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7570 S. FEDERAL HWY, SUITE 3
(No. and Street)

HYPOLUXO (City) FL (State) 33462 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEOFFREY D. LIDDY 561-586-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUM & COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

1688 MERIDIAN AVE SUITE 504 (Address) MIAMI BEACH (City) FL (State) 33139 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEOFFREY D. LIDDY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEOFFREY RICHARDS SECURITIES CORP., as of DECEMBER 31ST, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT N. SUMENEK
Notary Public - State of Florida
My Comm. Expires Nov 25, 2015
Commission # EE 135030

Signature

PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEOFFREY RICHARDS SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

TABLE OF CONTENTS

	Page
Auditor's Report	1
Balance Sheet	2
Statement of Operations	3
Statement of Cash Flows	4
Statement of Changes in Stockholder's Equity	5
Notes to Financial Statements	6-9
Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchanges Act of 1934	10
Auditor's Report of Internal Control	11-12

BAUM & COMPANY, P.A.
Certified Public Accountants
1688 Meridian Avenue, Suite 504
Miami Beach Florida, 33139
(954)752-1712

INDEPENDENT REGISTERED AUDITORS' REPORT

Board of Directors
Geoffrey Richards Securities Corp.
Hypoluxo, Florida

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Geoffrey Richards Securities Corp. as of December 31, 2013 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geoffrey Richards Securities Corp., as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Miami Beach, Florida
February 27, 2014

Baum & Company PA

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current Assets	
Cash in bank and cash equivalents	$ 17,587
Marketable investments	13,487
Commission receivable	73,504
Total current assets	104,578
Other Assets	
Clearing agent deposit	50,000
Total assets	$ 154,578

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 3,123
Total liabilities	3,123
Stockholders' equity	
Common stock, par value $.01; 10,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in-capital	138,297
Retained earnings	13,128
Total stockholders' equity	151,455
Total liabilities and stockholders' equity	$154,578

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues	$ 1,418,132
Operating expenses:	
Compensation and commissions	630,305
Clearing charges	30,868
Occupancy expense	37,721
Professional fees	98,915
Regulatory fees	13,896
General & administrative expenses	136,233
Total operating expenses	947,938
Net income before other income	470,194
Other income	
Investment gains (net) and other misc. income	218
Net income before provision for income taxes	470,412
Provision for income taxes	- 0 -
Net income	$ 470,412

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities:	
Net Income	$ 470,412
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in commission receivable	151,942
Decrease in marketable securities	9,794
Decrease in accounts payable and accrued expenses	(6,164)
Net Cash provided by Operating Activities	155,572
Cash Flows from Financing Activities	
Distributions to stockholders'	(642,050)
Total cash flows used for financing activities	(642,050)
Net decrease in cash	(16,066)
Cash and Cash Equivalents - beginning	33,653
Cash and Cash Equivalents - ending	$ 17,587

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - 12/31/12	$ 30	$ 138,297	$ 184,766
Net Income	- 0 -	- 0 -	470,412
Distributions to Stockholders	- 0 -	- 0 -	(642,050)
Balance - 12/31/13	$ 30	$ 138,297	$ 13,128

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on February 5, 2002 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying /dealer.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements.

D.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2013 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Marketable Investments

The Company reflects its marketable investments at market in accordance with ASC 820.

G.) Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are posted to Company's ledgers monthly when the clearing broker remit their monthly statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

H.) Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's result of operations, financial position or cash flows.

NOTE 2 NET CAPITAL REQUIREMENT

FINRA imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $100,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 COMMITMENTS

The Company executed a 36 month lease commencing on March 1, 2011. The annual rent incurred for the year 2013 was $ 22,260. The annual rent to be incurred for the subsequent year will be approximately $ 3,710.

NOTE 6 CLEARING BROKER AGREEMENT

The Company acts an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. The clearing broker-dealer provides clearing services, handles funds of the Company's customers, holds securities and remits account statements to the customers.

Pursuant to the clearing agreement with the clearing broker-dealer, a deposit of $ 50,000 is being held in an interest bearing account as of December 31, 2013 to offset unsecured customer debits.

NOTE 7 RELATED PARTIES

The officers/stockholders pursuant to informal employment agreements receive compensation in the form of salary and various personal expenditures paid by the Company.

NOTE 8 CONCENTRATION OF RISK

The Company is engaged in various trading and brokerage activities as an introducing broker-dealer. In the event that certain counterparties do not fulfill their obligations, the Company may be exposed to risk.

NOTE 9 REGULATORY MATTERS AND CONTINGENCIES

The broker-dealer is currently involved in an investigation by the Boca Raton office of Financial Industry Regulatory Authority (FINRA) on whether it participated in certain closed-end offerings as a firm commitment underwriter. If this position were to prevail, the broker-dealer may be required to recompute its net capital for certain dates.

Background

In 2012, the broker-dealer was a member of a Master Selected Dealers Agreement selling group and participated in accordance with a Master Agreement Among Underwriters, which essentially allowed the broker-dealer to participate on a best efforts basis with no firm or conditional or open contractual commitment on the number of shares the firm would sell. The broker-dealer participated in at least sixteen (16) such closed-end funds coming to market, but did not participate as an underwriter on a firm commitment basis. There was no obligation on the part of the broker-dealer, if it chose to it could have withdrawn from the offering, without liability up to a day to a few hours before the fund came to market. The broker-dealer was not an underwriter as defined by the Securities and Exchange Commission Acts of 1933 and 1940. On February 19, 2014, FINRA has through a "Wells"call announced its preliminary determination regarding disciplinary action against the broker-dealer. It alleges a number of potential willful violations of SEC and FINRA rules were committed by the broker-dealer and Geoffrey Liddy, the firm's financial operations officer. The Company's legal counsel has continued to opine that neither the firm nor Mr. Liddy has willfully violated any rules and that the investigation should close with no further action by FINRA on this subject. The broker-dealer will be filing a "Wells"submission defending itself against these proposed alleged violations on or before March 5, 2014.

NOTE 10 SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its yearend through the date whereupon the financial statements were issued and has determined that there are no items to disclose other than indicated in Note 9.

GEOFFREY RICHARDS SECURITIES CORP
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2013

Schedule I
STATEMENT OF COMPUTATION OF CAPITAL REQUIREMENT

Total Assets	$ 154,578
Less: Liabilities	3,123
Net Capital before other charges	151,455
Charges against capital	(269)
Net Capital	$ 151,186

Schedule II
STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT

Net Capital	$ 151,186
Net Capital Required	100,000
Excess Net Capital	$ 51,186

Schedule III
RECONCILIATION OF NET CAPITAL

Net capital per Audited Financial Statements	$ 151,186
Net capital per Focus Report - Part II A	151,186
Net Difference	$ - 0 -

Schedule IV
COMPUTATION OF AGGREGATE INDEBTIVENESS

Total Liabilities from Statement of Financial Condition	$ 3,123
Percentage of aggregate indebtedness to net capital	2.06%

BAUM & COMPANY, P.A.
Certified Public Accountants
1688 Meridian Avenue, Suite 504
Miami Beach, Florida 33139
(305) 672-1230

Board of Directors
Geoffrey Richards Securities Corp.
Hypoluxo, Florida

In planning and performing our audit of the financial statements of Geoffrey Richards Securities Corp., (the company), as of and for the year ended December 31, 2013, in accordance with auditing standards accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of an opinion on the effectiveness of the Company's internal control.
Also as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of the Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and their practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.
Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-6(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies , in internal control that is less severe than a material weakness, yet important enough to merit attention with those charged with governance. A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for the purposes in accordance with the Securities Exchange Act of 1934 and related regulations , and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Security Exchange Act of 1934 in their regulation of registered brokers and dealers, and not intended to be and should not be used by anyone other than those specific parties.

Miami Beach, Florida
February 27, 2014

Baum & Company PA

FWMC 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065251 FINRA DEC
GEOFFREY RICHARDS SECURITIES CORP 14*14
7570 S FEDERAL HWY STE 3
LANTANA FL 33462-6060

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Geoffrey D. Liddy 561.586.0800

2. A. General Assessment (item 2e from page 2) $ 3,490

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,671.57)

7/23/13
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 818.43

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 818.43

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 818.43 #3546 2/3/14

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Geoffrey Richards Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3rd day of February, 2014.

Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,418,349
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,420
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	14,757
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	204
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	22,381
2d. SIPC Net Operating Revenues	$ 1,395,968
2e. General Assessment @ .0025	$ 3,490
	(to page 1, line 2.A.)

BAUM & COMPANY, P.A.
Certified Public Accountants
1688 Meridian Avenue, Suite 504
Miami Beach, Florida 3313
(954)752-1712

To the Board of Directors of Geoffrey Richards Securities Corp.
Hypoluxo, Florida

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Geoffrey Richards Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Geoffrey Richards Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Geoffrey Richards Securities Corp.'s management is responsible for their compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments and balance due in Form SIPC-7 noting no differences and verified Geoffrey Richards Securities Corp. has paid its assessments in full;

2. Compared the amounts reported of on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared the adjustment reported on Item Nos. 2b(7) and 2c(1) in Form SIPC-7 against the amounts reported in Geoffrey Richards Securities Corp.'s Quarterly FOCUS Reports and the adjustment reported on Item No. 2c(3) against the amounts paid to RBC Capital Markets, a SIPC member, for clearance in connection with securities transactions as evidenced in each month's net settlement summary, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as previously described supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2014
Miami Beach, Florida

Brown & Company PA